Via Facsimile and U.S. Mail
Mail Stop 6010

March 28, 2006

John L. Castello
Chairman of the Board, President
and Chief Executive Officer
XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

Re: XOMA Ltd.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-14710

Dear Mr. Castello:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes To Consolidated Financial Statements, page F-7

1.   Business and Summary of Significant Accounting Policies, page F-7

Critical Accounting Policies, page F-8

Contract Revenue, page F-9

1.   Please tell us why it is appropriate to recognize revenue on certain contracts using the percentage of completion method, as footnote 1 of SOP 81-1 states that SOP 81-1 is not intended to apply to service transactions. In addition, please tell us

why it is appropriate to recognize revenue as you progress towards, as opposed to upon completion of, the deliverables and milestones that your policy suggests are established in the contracts. In so doing, please tell us how the input measures used in that method are reasonable surrogates for the output measures established in the contracts and how your recognition complies with SAB 104.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar M. Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant